UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference is the notice of annual general meeting of the Company posted by the Company on its website.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: May 9, 2018	By: /s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer

May 9, 2018

Notice of Annual General Meeting of Shareholders

REDHILL BIOPHARMA LTD.

(the “Company”)

The Annual General Meeting of Shareholders of RedHill Biopharma Ltd. (the “Company”), will be held at the offices of the Company, 21 Ha'arba'a Street, Tel-Aviv, Israel on June 24, 2019 at 3:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”), for the following purposes:

1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2019 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2018;

2.	To approve the re-election of Mr. Dror Ben-Asher and Dr. Kenneth Reed to the board of directors of the Company (the "Board of Directors"), each for an additional three-year term until the annual general meeting to be held in 2022;

3.	To approve the election of Ms. Alla Felder to the Board of Directors for a three-year term until the annual general meeting to be held in 2022;

4.	To approve an amendment to the Company's Articles of Association to add Preferred Shares to the Company’s registered share capital;

5.	To approve an amendment to the Company's Articles of Association to amend staggered board structure;

6.	To approve an amendment to the Company's Compensation Policy;

7.	To approve grants of options to purchase ordinary shares in the Company to the non-executive directors of the Company.

8.	To approve the grant of options to purchase ordinary shares in the Company to Mr. Dror Ben-Asher, the Company's Chairman and Chief Executive Officer.

9.	To approve the extension of options to purchase ordinary shares in the Company previously granted to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors; and

10.	To approve the terms of employment and the grant of options to purchase American Depositary Shares (“ADSs”) of the Company to Mr. Rick Scruggs, a Company director and the Company's Chief Operating Officer, U.S. Operations.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2018.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on May 16, 2019 shall be entitled to receive notice of and to vote at the General Meeting.

The record date for determining the right of a shareholder of the Company to participate and vote at the Meeting will be the end of the business day on Thursday, May 16, 2019 (the “Record Date”).

The approval of Proposals 1, 2, 3, 4, 7 and 10 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of Proposal 5 requires the affirmative vote of at least seventy-five percent (75%) of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of Proposals 6, 8 and 9 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Israeli Companies Law 5759-1999 (the “Companies Law”)) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices so that it is received by the Company no later than Monday, June 24, 2019, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be.

Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than June 24, 2019, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Ordinary Shares on May 16, 2019 (the Record Date), which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to four hours before the time fixed for the General Meeting (i.e., 11:00 a.m. Israel time on June 24, 2019). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Micha Ben Chorin, at 21 Ha'arba'a Street, Tel-Aviv, 6473921 Israel, by no later than June 13, 2019. Any Position Statement received, that is in accordance with the guidelines set by the Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

 Postponement of Meeting - If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled General Meeting, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company's registered office at 21 Ha'arba'a Street, Tel-Aviv, Tel: + 972 3 541 3131, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

By Order of the Board of Directors,
Dror Ben-Asher
Chairman of the Board of Directors

Tel-Aviv, Israel

May 9, 2019

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